Exhibit 99.1

Draganfly Announces Date of Annual General Meeting and Slate of Directors

Vancouver, BC. June 5, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has nominated Mr. Paul Dadwal for election to the Company’s board of directors in connection with its upcoming annual general meeting of shareholders (“AGM”). The management slate of director nominees to stand for election to the board of directors at the AGM consists of Cameron Chell, Kim Moody, Thomas Modly, Tim Dunnigan, Christopher Miller, Denis Silva, and Paul Dadwal. Scott Larson will not stand for re-election as a director at the AGM and has stepped down as a director of the Company. Draganfly wishes to thank Mr. Larson for his contributions to the Company during his tenure and wishes him all the best in his future endeavours.

Further details about the AGM will be disclosed in the Company’s management information circular, which has been posted on the Company’s website (www.draganfly.com) and under the Company’s profile on www.sedarplus.ca.

Mr. Dadwal who has been nominated to join the proposed slate of directors to be approved at the AGM, the founder and CEO of Ari & Co. Capital. He is an entrepreneur and technology investor with experience across capital markets, including technology companies, and in particular, public safety and security companies. Mr. Dadwal served previously with the Royal Canadian Mounted Police as a Superintendent for over 19 years, including leading one of North America’s largest organized crime law enforcement units as well as leading several high-profile law enforcement investigations. Mr. Dadwal has also received recognition including the International Association of Chiefs of Police 40 Under 40 Award, the Queen’s Jubilee Medal, and a Governor General’s commendation. Recently, the Premier of British Columbia appointed Mr, Dadwal to chair a community advisory group on extortions.

Cameron Chell, President, CEO and Chairman of Draganfly commented: “We are thrilled to have Mr. Dadwal join the company bringing his capital markets and especially his extensive public safety expertise.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements in this release include, but are not limited to: that the AGM will take place as indicated in this release; that Mr. Dadwal will be elected at the AGM; Mr. Dadwal’s future contributions to the Company if elected.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: statements in respect of Draganfly’s partnerships, capabilities, expertise, and financial condition; the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.